CALCULATION OF REGISTRATION FEE

	Amount To	Proposed Maximum	Proposed Maximum	Amount Of
Title Of Each Class Of	Be	Aggregate Price	Aggregate	Registration
Securities To Be Registered	Registered(1)	per Unit(2)	Offering Price(2)	Fee(2)(3)
Ordinary Shares with no par value	57,845,000	$43.15	$2,495,676,249	$177,942
Rights	115,690,000	$0	$0	$0

(1)	This prospectus supplement relates to offers and sales of the rights and ordinary shares in the United States.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate is based on the subscription price of €33.00 per ordinary share and an exchange rate of $1.3074 per Euro, the foreign exchange reference rate of Euro for U.S. dollars set by the European Central Bank on September 20, 2010.

(3)	The registration fee in the amount of $180,000 has already been paid upon filing of the prospectus supplement dated September 21, 2010 pursuant to Rule 424(b)(2) to the prospectus dated September 29, 2009 contained in the Registration Statement on Form F-3 No. 333-162195.

PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Supplement dated September	Registration No. 333-162195
21, 2010 and to Prospectus dated
September 29, 2009)
Deutsche Bank Aktiengesellschaft
617,281,250 Rights
308,640,625 Ordinary Shares
In our rights offering, an aggregate of 306,511,140 of our ordinary shares (which we refer to as the new shares) was subscribed for at a subscription price of €33.00 per ordinary share. 2,129,485 new shares, including new shares for which rights were not validly exercised, comprising an aggregate of 1,866,230 new shares, plus an amount of new shares for which the subscription rights were excluded (which we refer to as the share fractional amount), based on the number of our own shares that we held as of the evening of September 21, 2010, comprising an aggregate of 263,255 new shares, have been sold on behalf of the underwriters outside of the United States in open market transactions through sales on the Xetra portion of the Frankfurt Stock Exchange at average price of €41.3402 per new share.
All of the new shares are registered shares with no par value and are of the same class as our existing ordinary shares.
Our shares trade on the New York Stock Exchange under the ticker symbol DB and the Frankfurt Stock Exchange as well as the regulated markets of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart under the symbol DBK. On October 5, 2010 the closing price of our shares was $56.54 per share on the New York Stock Exchange and €40.54 per share on the Frankfurt Stock Exchange (Xetra).
Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page S-11 of the accompanying prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.
These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

	Rights Offering	Open Market Transactions
Price Per Ordinary Share	€33.00	€41.3402
Discounts & Commissions Per Ordinary Share	€0.7425	€0.7425
Proceeds Per Ordinary Share to Deutsche Bank AG(1)	€32.2575	€40.5977
Total Proceeds to Deutsche Bank AG(1)	€9,887,283,099(2)	€86,452,193(3)

(1) This amount does not include any applicable taxes or payment of expenses relating to the offering.
(2) Based on 306,511,140 new shares subscribed for in the rights offering.
(3) Based on 2,129,485 new shares sold in open market transactions.
We expect the new shares to be delivered, and to be listed on the Frankfurt Stock Exchange and the New York Stock Exchange, on or about October 6, 2010. We expect the new shares that were not subscribed for during the subscription period and the share fractional amount to be delivered on or about October 8, 2010.
This pricing supplement and the accompanying prospectus supplement and prospectus may be used in connection with the offer and sale of new shares for which rights have not been exercised.

Global Coordinator and Bookrunner
Deutsche Bank
Joint Bookrunners

UBS Investment Bank	Banco Santander	BofA Merrill Lynch	COMMERZBANK

HSBC	ING	Morgan Stanley	Société Générale Corporate & Investment Banking

Co-Bookrunners

Banca IMI	Barclays Capital	BBVA	Citi

Crédit Agricole CIB	Landesbank Baden-Württemberg	Lloyds TSB Corporate Markets

Mediobanca — Banca di Credito Finanziario S.p.A.	RBS	Standard Chartered
Co-Lead Managers

BayernLB	Daiwa Capital Markets Europe	DANSKE MARKETS	KBC Securities

Mizuho International plc	MPS Capital Services S.p.A.	NATIONAL BANK OF GREECE	Natixis
Nordea Markets	Rabobank International	Raiffeisen CENTROBANK Member of RZB Group	UniCredit Bank AG
VTB Capital		Wells Fargo Securities
The date of this Pricing Supplement is October 6, 2010.

Exchange Rates and U.S. Dollar Subscription Price
In September 2010, the noon buying rate for the Euro as reported by the Federal Reserve Bank of New York reached a high of $1.3638 and a low of $1.2708. The noon buying rate on October 1, 2010 was €1.00 = $1.3754.
For purposes of this offering, we have used the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) to determine the exchange rate at which U.S. dollars are to be converted into Euros to exercise rights to subscribe for new shares. The ECB Reference rate is fixed and reported daily and can thus be used to translate U.S. dollars into Euros on the date of the closing in Germany. In October 2010 through October 6, the highest rate reported for the purchase of Euros was $1.3856 and the lowest was $1.3705. On October 6, 2010, the ECB Reference Rate was $1.3856 = €1.00. The final U.S. dollar subscription price for U.S. shareholders exercising their rights in the rights offering is $45.7248 per new ordinary share, or €33.00 at the ECB Reference Rate on October 6, 2010.
Net Proceeds
The net proceeds of the rights offering and the sale of the new shares on the open market are expected to be approximately €10.0 billion after deduction of commissions, fees (including the incentive fee that we have decided to pay to the underwriters at our sole discretion), applicable taxes and estimated expenses of approximately €4.4 million.
Share Capital and Shares
As of October 5, 2010, our share capital amounted to €2,379,519,078.40 consisting of 929,499,640 no par value ordinary registered shares, each representing a notional value of €2.56 in our share capital and carrying full dividend rights as from January 1, 2010.
3,979,671 shares ordinary shares, representing €10,187,958 of our share capital, were held by or on behalf of us or one of our subsidiaries as of September 30, 2010. All of our issued ordinary shares are fully paid up.
Price History of Our Ordinary Shares
Our shares have been admitted to the regulated market (Regulierter Markt) and the sub-segment of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as to the regulated market of the six other German stock exchanges (Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart). In addition, our shares are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales price for our shares on the Frankfurt Stock Exchange and the New York Stock Exchange.

	Price per share in Euros		Price per share in U.S. Dollars
	on the Frankfurt Stock Exchange (Xetra)		on the New York Stock Exchange
	High	Low	High	Low
September 2010	50.98	39.26	64.89	53.27
October 2010 (through October 5)	40.54	39.58	56.54	54.24
The closing price per share on October 5, 2010 was €40.54 on the Frankfurt Stock Exchange (Xetra) and $56.54 on the New York Stock Exchange.
Share Fractional Amount
Treasury shares were not allocated rights in the rights offering. The share fractional amount is based on the number of our own shares that we held as of the evening of September 21, 2010. The share fractional amount corresponded to 263,255 new shares.
Underwriters’ Activities
From September 22, 2010 to 5:00 p.m. New York time on October 5, 2010:
•	no securities were bought by the underwriters in stabilization transactions;

•	the underwriters purchased 233,340,508 rights in the open market and exercised 49,474,590 rights, yielding approximately 24.7 million new ordinary shares;

•	in addition, the underwriters purchased 82,819,860 ordinary shares in the open market at prices ranging from €38.72 to €41.92 and $53.10 to $57.00; and

•	the underwriters sold 88,060,044 ordinary shares at prices ranging from €38.71 to €47.30 and $53.10 to $57.04.
Transactions above include both market-making and proprietary transactions.